Exhibit 99.2

UNITED STATES OF AMERICA

DEPARTMENT OF THE TREASURY

OFFICE OF THE COMPTROLLER OF THE CURRENCY

In the Matter of:	)
)
TD Bank, N.A.	)	AA-ENF-2024-78
Wilmington, DE	)
)
TD Bank USA, N.A.
Wilmington, DE

CONSENT ORDER

WHEREAS, the Office of the Comptroller of the Currency (“OCC”) has supervisory authority over TD Bank, N.A., Wilmington, Delaware and TD Bank USA, N.A, Wilmington, Delaware (collectively “Bank”);

WHEREAS, the OCC intends to initiate civil money penalty proceedings against the Bank pursuant to 12 U.S.C. § 1818(i), through the issuance of a Notice of Assessment of a Civil Money Penalty, for violating laws and regulations, including 12 C.F.R. § 21.21 (Bank Secrecy Act/anti-money laundering (BSA/AML) program violation), 12 C.F.R. § 21.11 (suspicious activity report violations), 31 C.F.R. §1010.312 (currency transaction report violations), 31 C.F.R. § 1020.210(a)(2)(v) (customer due diligence violation), and recklessly engaging in unsafe or unsound practices related to the Bank’s BSA/AML compliance program;

WHEREAS, the Bank has pursued growth without ensuring that it had established and maintained an adequate BSA/AML Program;

WHEREAS, the Bank needs to make a robust investment in remediation and BSA/AML compliance going forward;

WHEREAS, the Bank has begun corrective action and has committed to taking all necessary and appropriate steps to remedy the deficiencies identified in this Order;

WHEREAS, in the interest of cooperation and to avoid additional costs associated with administrative and judicial proceedings with respect to the above matter, the Bank, by and through its duly elected and acting Board of Directors (“Board”), consents to the issuance of this Consent Order (“Order”), by the OCC through the duly authorized representative of the Comptroller of the Currency (“Comptroller”); and

NOW, THEREFORE, pursuant to the authority vested in the OCC by Section 8(i) of the Federal Deposit Insurance Act, as amended, 12 U.S.C. § 1818(i), the OCC hereby orders that:

ARTICLE I

JURISDICTION

(1) The Bank is an “insured depository institution” as that term is defined in 12 U.S.C. § 1813(c)(2).

(2) The Bank is a national banking association within the meaning of 12 U.S.C. § 1813(q)(1)(A), and is chartered and examined by the OCC. See 12 U.S.C. § 1 et seq.

(3) The OCC is the “appropriate Federal banking agency” as that term is defined in 12 U.S.C. § 1813(q) and is therefore authorized to initiate and maintain this civil money penalty action against the Bank pursuant to 12 U.S.C. § 1818(i).

ARTICLE II

COMPTROLLER’S FINDINGS

The Comptroller finds, and the Bank neither admits nor denies, the following:

(1) The Bank failed to develop and provide for the continued administration of a BSA/AML Program reasonably designed to assure and monitor compliance with the BSA and its implementing regulations, in violation of 12 C.F.R. § 21.21. Deficiencies in the Bank’s BSA/AML Program included deficiencies related to: internal controls and risk management practices; risk assessments; customer due diligence; customer risk ratings; suspicious activity identification, evaluation, and reporting; governance; staffing; independent testing; and training, among others.

(2) The Bank had significant, long-standing, systemic breakdowns in its transaction monitoring program.

(3) Since at least 2020, the Bank processed hundreds of millions of dollars worth of transactions with clear indicia of highly suspicious activity, creating a potential for significant money laundering, terrorist financing, or other illicit financial transactions. The Bank repeatedly failed to take appropriate and timely corrective action to address the highly suspicious activity and failed to properly emphasize BSA/AML compliance.

(4) The Bank had a systemic breakdown in its policies, procedures, and processes to identify and report suspicious activity, and a pattern or practice of noncompliance with the SAR filing requirement, resulting in numerous violations of 12 C.F.R. § 21.11 (suspicious activity report violations).

(5) The Bank violated 31 C.F.R. § 1010.312 (currency transaction report violations) on numerous occasions.

(6) The Bank failed to implement appropriate risk-based procedures for conducting ongoing customer due diligence in violation of 31 C.F.R. § 1020.210(a)(2)(v).

(7) The Bank recklessly engaged in unsafe or unsound practices related to the Bank’s BSA/AML Program.

(8) The Bank’s violations and recklessly unsafe or unsound practices were part of a pattern, and caused and are likely to cause more than a minimal loss to the Bank.

ARTICLE III

ORDER FOR A CIVIL MONEY PENALTY

(1) The Bank shall make payment of a civil money penalty in the total amount of four hundred fifty million dollars ($450,000,000.00), which shall be paid upon the execution of this Order.

(2) Such payment shall be made by a wire transfer sent in accordance with instructions provided by the OCC and the docket number of this case (AA-ENF-2024-78) shall be entered on the wire confirmation. A copy of the wire confirmation shall be sent immediately, by overnight delivery, to the Director of Enforcement, Office of the Comptroller of the Currency, 400 7th Street, S.W., Washington, D.C. 20219 or by email to the address provided by the OCC.

ARTICLE IV

WAIVERS

(1) The Bank, by executing and consenting to this Order, waives:

(a)	any and all rights to the issuance of a Notice of Charges pursuant to 12 U.S.C. § 1818;

(b)	any and all procedural rights available in connection with the issuance of this Order;

(c)	any and all rights to a hearing and a final agency decision pursuant to 12 U.S.C. § 1818 and 12 C.F.R. Part 19;

(d)	any and all rights to seek any type of administrative or judicial review of this Order;

(e)

any and all claims for fees, costs, or expenses against the OCC, or any of its officers, employees, or agents related in any way to this enforcement matter or this Order, whether arising under common law or under the terms of any statute, including, but not limited to, the Equal Access to Justice Act, 5 U.S.C. § 504 and 28 U.S.C. § 2412;

(f)

any and all rights to assert these proceedings, the consent to and/or the issuance of this Order, as the basis for a claim of double jeopardy in any pending or future proceedings brought by the United States Department of Justice or any other governmental entity; and

(g)	any and all rights to challenge or contest the validity of this Order.

ARTICLE V

CLOSING

(1) This Order is a settlement of the civil money penalty proceedings against the Bank contemplated by the OCC, based on the violations of law and practices described in the Comptroller’s Findings set forth in Article II of this Order. The OCC releases and discharges the Bank from all potential liability for a civil money penalty order that has been or might have been asserted by the OCC based on the practices and/or violations described in Article II of this Order, to the extent known to the OCC as of the effective date of this Order. The OCC expressly reserves its right to assess additional civil money penalties or take other enforcement actions if the OCC determines that the Bank has continued, or failed to correct, the practices and/or violations described in Article II of this Order.

(2) Nothing in this Order shall prevent the OCC from:

(a)	instituting a civil money penalty order against the Bank based on the results of the Bank’s lookback as required by Article XV of Consent Order AA-ENF-2024-77;

(b)	instituting enforcement actions other than a civil money penalty order against the Bank based on the Comptroller’s Findings set forth in Article II of this Order;

(c)

instituting enforcement actions against the Bank based on any other findings, including the Bank’s continuation of or failure to correct the violations and practices described in Article II of this Order;

(d)

instituting enforcement actions against institution-affiliated parties (as defined by 12 U.S.C. § 1813(u)) based on the Comptroller’s Findings set forth in Article II of this Order, or any other findings; or

(e)

utilizing the Comptroller’s Findings set forth in Article II of this Order in future enforcement actions against the Bank or its institution-affiliated parties to establish a pattern or the continuation of a pattern.

(3) Nothing in this Order is a release, discharge, compromise, settlement, dismissal, or resolution of any actions, or in any way affects any actions that may be or have been brought by any other representative of the United States or an agency thereof, including, without limitation, the United States Department of Justice.

(4) This Order is:

(a)	an “order issued with the consent of the depository institution” within the meaning of 12 U.S.C. § 1818(h)(2);

(b)	an “effective and outstanding . . . order” within the meaning of 12 U.S.C. § 1818(i)(1); and

(c)	a “final order” within the meaning of 12 U.S.C. § 1818(i)(2) and (u).

(5) This Order is effective upon its issuance by the OCC, through the Comptroller’s duly authorized representative.

(6) This Order is not a contract binding on the United States, the United States Treasury Department, the OCC, or any officer, employee, or agent of the OCC and neither the Bank nor the OCC intends this Order to be a contract.

(7) No separate promise or inducement of any kind has been made by the OCC, or by its officers, employees, or agents, to cause or induce the Bank to consent to the issuance of this Order.

(8) The terms of this Order, including this paragraph, are not subject to amendment or modification by any extraneous expression, prior agreements, or prior arrangements between the parties, whether oral or written.

IN TESTIMONY WHEREOF, the undersigned, authorized by the Comptroller as his duly authorized representative, has hereunto set his signature on behalf of the Comptroller.

//s// Digitally Signed, Dated: 2024.10.09
Kevin J. Greenfield	Date
Acting Deputy Comptroller
Large Bank Supervision

IN TESTIMONY WHEREOF, the undersigned, as the duly elected and acting Board of Directors of TD Bank, N.A. have hereunto set their signatures on behalf of the Bank.

/s/	10/08/2024
Leo Salom	Date

/s/	10/08/2024
Mark Chauvin	Date

/s/	10/08/2024
Ayman Antoun	Date

/s/	10/08/2024
Amy Brinkley	Date

/s/	10/08/2024
Teri Currie	Date

/s/	10/08/2024
Stanley Grayson	Date

/s/	10/08/2024
Maryann Kennedy	Date

/s/	10/08/2024
Dana Levenson	Date

/s/	10/08/2024
Alan MacGibbon	Date

/s/	10/08/2024
Natica von Althann	Date

/s/	10/08/2024
Mary Winston	Date

IN TESTIMONY WHEREOF, the undersigned, as the duly elected and acting Board of Directors of TD Bank USA, N.A. have hereunto set their signatures on behalf of the Bank.

/s/	10/08/2024
Leo Salom	Date

/s/	10/07/2024
Mark Chauvin	Date

/s/	10/07/2024
Ayman Antoun	Date

/s/	10/07/2024
Amy Brinkley	Date

/s/	10/07/2024
Teri Currie	Date

/s/	10/08/2024
Stanley Grayson	Date

/s/	10/07/2024
Maryann Kennedy	Date

/s/	10/07/2024
Dana Levenson	Date

/s/	10/07/2024
Alan MacGibbon	Date

/s/	10/08/2024
Natica von Althann	Date

/s/	10/08/2024
Mary Winston	Date